SUB-ITEM 77M
Mergers

Nuveen Maryland Premium Income Municipal Fund

811-7486


On August 3, 2012 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Maryland Dividend Advantage Municipal Fund,
Nuveen Maryland Dividend Advantage Municipal Fund 2 and
Nuveen Maryland Dividend Advantage Municipal Fund 3 were transferred to the Nuveen Maryland Premium Income
Municipal Fund. The circumstances and details of the reorganization are contained in the SEC filing on January 24, 2012, under Conformed Submission Type N 14 8C/A, accession number 0001193125-12-021940, which materials are herein incorporated by reference.